UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40504

Tremor International Ltd.

(Translation of registrant’s name into English)

Tremor International Ltd.

82 Yigal Alon Street

Tel Aviv, 6789124, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On June 30, 2021, Tremor International Ltd. (the “Company”) issued a regulatory news service announcement announcing the publication of the Company’s Annual Report and Accounts for the year ended December 31, 2020 (the “Announcement”). The Announcement is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibit No.	Description

99.1	Annual Report and Accounts Announcement, dated June 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TREMOR INTERNATIONAL LTD.

Date: June 30, 2021	By:	/s/ Sagi Niri
		Name:	Sagi Niri
		Title:	Chief Financial Officer